Certej Project, Romania Technical Report

CERTIFICATE OF QUALIFIED PERSON

Paul Skayman, FAusIMM
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 601-6658
Fax: (604) 687-4026

Email: paul.skayman@eldoradogold.com

I, Paul Skayman, am a Professional Extractive Metallurgist, employed as Special Advisor to the COO, of Eldorado Gold Corporation and reside at 3749 West 39th Avenue in Dunbar, Vancouver, in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Olympias Mine, Greece, with an effective date of December 31, 2019.

I am a fellow of the Australian Institute of Mining and Metallurgy. I graduated from the Murdoch University with a Bachelor of Science (Extractive Metallurgy) degree in 1987.

I have practiced my profession continuously since 1987 and have been involved in operation and management of gold and base metal extraction operations in Australia, Ghana, Tanzania, Guinea, China Turkey and Greece. This work has also included Feasibility Studies, Project Acquisition, Development / Construction and closure of said projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Olympias Mine on numerous occasions with my most recent visit occurring on November 11, 2019 (1 day).

I was responsible for the preparation of the sections in this report that dealt with metallurgy and process operations and related costs and payability of the technical report. I am responsible for the preparation or supervising the preparation of items 13, 17 and 19 in the technical report.

I have had continual prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Olympias Mine, Greece, with an effective date of December 31, 2019, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 28th day of February 2020.

“Signed”

Paul J. Skayman
________________________

Paul Skayman, FAusIMM